[LOEB & LOEB LLP LETTERHEAD]

December 13, 2013

Mark P. Shuman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Patent Properties, Inc., f/k/a GlobalOptions Group, Inc.
Registration Statement on Form S-1
Filed October 17, 2013
File No. 333-191783

Post-Effective Amendment No. 3 to Form S-1
Filed October 17, 2013
File No. 333-180775

Dear Mr. Shuman:

On behalf of our client, Patent Properties, Inc,. a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated November 13, 2013 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-191783) (the “Form S-1”) and Post-Effective Amendment No. 3 to Form S-1 (File No. 333-180775) (the “Post-Effective Amendment”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Form S-1 and Amendment No. 4 to the Post-Effective Amendment reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form S-1 filed October 17, 2013

General

1.	Highlight the fact that your financial statements do not represent actual historical results and were prepared on a carve-out basis. Explain in your prospectus summary and in a prominently-positioned risk factor, as well as in any other appropriate sections, how your financial statements are based on significant assumptions and allocations, among other things, and that they do not represent actual results.

RESPONSE: The disclosure requested by the Staff has been included on pages 2 and 5.

2.

Please describe your legal rights to new intellectual properties and technologies developed by Mr. Walker in your prospectus summary, a prominently-positioned risk factor, your business section, and your management’s discussion and analysis. Address any consequences that may arise from the apparent absence of both an employment agreement and an inventions and secrecy agreement with Mr. Walker. Specifically

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

discuss the amendment to your merger agreement that deleted the covenant requiring parties to use commercially reasonable efforts to enter into an employment agreement with Mr. Walker, as well as the effects of this amendment on the company and its stockholders.

RESPONSE: The merger agreement was amended at a time when the parties determined and acknowledged that Mr. Walker would not be an employee of Patent Properties. Mr. Walker and the Company are currently in negotiations to enter into an invention assignment agreement. It is contemplated that Mr. Walker would agree to assign all of his new inventions that directly relate to, or are improvements upon, the Company’s current patent portfolio. It is also contemplated that Mr. Walker will assign to the Company any and all intellectual property related to the patent licensing system under development by the Company. Accordingly, we do not believe that an additional risk factor is necessary, but we have described the terms of this new agreement in the Form S-1 on page 29.

3.	In the prospectus summary and a prominently-positioned risk factor, discuss your past revenue concentrations and highlight that a small number of customers have typically accounted for a large portion of your revenues each period. With a view toward disclosure, please discuss in the management’s discussion and analysis the underlying business events that led to these large revenue transactions. Additionally, please include a prominent discussion of the nature of the license agreements you typically enter into and the circumstances in which you enter into these agreements Lastly, please provide your analysis of whether any of these agreements should be filed as an exhibit under Item 601 of Regulation S-K.

RESPONSE: We have included the disclosure as requested on pages 2, 5 and 59. The Company develops, licenses and enforces patented technologies, and entering into licenses is in the Company’s ordinary course of business. Historically, the Company’s revenues have been generated by entering into license agreements to settle patent infringement litigation that covers a wide range of intellectual property. The Company’s business, and the revenue it has generated under its license agreements, is not the result of, and is not dependent upon in-licensing services, parts or products, from other companies. As a result, the Company concluded that none of the license agreements should be filed as exhibits under Item 601 of Regulation S-K.

Cover Page

Outside Front Cover Page

4.	Disclose the total number of shares that are being concurrently offered by selling stockholders of the company and the portion of that total offered by means of a separate prospectus.

RESPONSE: The disclosure requested by the Staff has been included on the cover page.

5.	In a separate paragraph, inform stockholders that the company is and will remain under the sole control of Mr. Walker, stating his equity and voting interacts in percentage terms and describing the preferred stock voting rights.

RESPONSE: The disclosure requested by the Staff has been included on the cover page.

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

Inside Front Cover Page, page i

6.	Please move the final two paragraphs you provide on this page to section of the filing not subject to Rule 421(d) of Regulation C.

RESPONSE: The change requested by the Staff has been done. The paragraphs have been moved to page 3.

Forward-Looking Statements, page ii

7.	The prospectus summary must immediately follow the inside front cover page. Please move the text of this section accordingly. We will not object to the location if you present it at the end of the prospectus summary. In your response letter, tell us how you concluded that the prospectus contains forward-looking statements within the meaning of the applicable securities laws. In formulating your response, please refer to subparagraphs (b)(1)(C) and (b)(2)(D) of Section 27A of the Securities Act, as well as the corresponding provisions of the Exchange Act. Your disclosure indicates that your common stock is or may be a penny stock and that the transaction is the first registered offering following a reverse merger by a former shell company; thus, indicating that this is the functional equivalent of an initial public offering.

RESPONSE: The text of the section under Forward-Looking Statements has been moved to page 3. The definition of a “forward-looking statement” is set forth in Section 27A(i)(1) of the Securities Act and in Section 21E(i)(1) of the Exchange Act. To understand whether or not an issuer is afforded the protections provided by the Section 27A and Section 21E safe harbors, one would need to look at the definition of “forward-looking statement” within the meaning of the securities laws. This definition applies whether or not the issuer is covered by the Section 27A or Section 21E safe harbor. For example, the prospectus sets forth in the section entitled “Description of Business” information that includes, without limitation the Company’s future intent for the business, future strategies, plans for future hiring, as well as management’s current beliefs about the Company’s position vis-à-vis long term relationships with customers, innovative products. The Company believes that this particular disclosure falls well within the category of “forward-looking statements” as set forth in Section 27A(a)(i)(1)( B) of the Securities Act and Section 21E(a)(i)(1)(B) of the Exchange Act, which states “A statement of the plans and objectives of management for future operations, including plans or objectives relating to the products or services of the issuer”.

The Company understands that as set forth in subparagraph (b)(1)(C) of Section 27A of the Securities Act and subparagraph (b)(1)(C) of Section 21E of the Exchange Act, it is currently an issuer of penny stock and as such it will not be able to avail itself of the safe harbor protection afforded by Section 27A and Section 21E with respect to any forward-looking

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

statements made about its business or operations. A safe harbor is a provision that specifies that certain conduct or in this case, except as excluded by the statute, certain issuers or transactions will conclusively be deemed to be protected from liability in any private action arising under Section 27 or under Section 21 that is based on an untrue statement of a material fact or omission of a material fact necessary to make the statement not misleading, in accordance with the requirements set forth in Section 27A and Section 21E. However, the inability of an issuer to take advantage of a safe harbor does not preclude a judge from considering that such issuer included disclosure about “forward-looking statements” in its prospectus for the protection of investors in a situation where a cause of action is being brought against the issuer.

8.	Please consider revising your discussion of the reverse merger to focus on the economic consequences, as opposed to the legal mechanics, of the merger. Additionally, please ensure that you minimize the use of defined terms throughout the prospectus. When you feel a defined term is necessary, please ensure that your use of a shortened or abbreviated name is consistent. For example, you shorten Walker Digital, LLC to Walker Digital on page 1 and then later abbreviate it as WD on page 34. Lastly, if you choose to define a term, ensure its meaning is clear from the context. For example, consider using IP Navigation Group as the shortened name of IP Navigation Group, LLC rather than Vendor since the meaning of this defined term is unclear without the benefit of a parenthetical definition. See Rule 421(b) of Regulation C.

RESPONSE: We have revised the disclosure as requested to include the economic consequences of the transaction to Walker Digital. We have also ensured that the use of defined terms are consistent and are clear from the context.

9.	Provide appropriate context when referring to the undeveloped patent licensing system that you may acquire. Clarify, if true, that the undeveloped system may never be received. Additionally, consider whether an asset in this state of development warrants presentation in the summary.

RESPONSE: We would like to clarify that the patent licensing system described on page 30 is not an asset that is being acquired by the Company from a third party. This system is being researched and developed in-house by our staff with the intent that if completed and successful, we will be able to commercialize it. We will only in-license certain parts and components and services. Within our disclosure on page 30, we state that no assurances may be given that it will be completed. The system is still in the early stages of development, however, because the potential for this product could create significant value for us, we have included it in the summary.

10.	Expand the summary to discuss your human resources and describe the limited current staffing that is available to conduct internal research and development activities with a view to the development of new patented technologies.

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

RESPONSE: We respectfully disagree with the Staff’s comment. At this time we don’t believe that our current staffing is limited relative to our current R&D activities. The Company has 10 employees, including a new Chief Technology Officer who is responsible for developing the new patent licensing platform. As disclosed, over the next 10 months, we expect to hire up to 10 additional employees, but such hiring will be as needed based upon our current and projected R&D activities. Our research, development and enforcement activities relating to our patent portfolio are undertaken by six members of the Company, which includes our in-house legal team. We also, as necessary, engage outside experts, including patent prosecution counsel and enforcement counsel and advisors. We have included disclosure in the summary about our human resources on page 3 and added disclosure under the section entitled “Employees,” on page 31.

11.	Concisely describe the types of technologies covered by patents you currently own, with particular attention to the types of uses of those patented technologies that have generated significant historical revenues from license agreements.

RESPONSE: As disclosed we have over 350 patents. We believe that our current disclosure adequately and concisely describes the technologies covered by patents that are the most significant to our revenues. In addition, we described the type of industries in which our technology is used.

12.	Consider including a tabular presentation of the most significant measures of financial performance that reflect the financial condition and results of operations of the carve-out entity.

RESPONSE: In response to the Staff’s comment, we have included a table of selected financial data on page 2.

The Offering, page 3

13.	Supplement your references to the number of shares outstanding to inform stockholders of your commitment to issue up to 2,166,667 additional shares pursuant to the merger agreement, and provide a cross-reference to the page number of the prospectus where you discuss the circumstances in which those shares will be issued. Confirm to us that the resale of any such additional shares would be the subject matter of a separate registration statement, or revise your document accordingly.

RESPONSE: As requested, a footnote has been added to include disclosure on page 4 about the commitment to issue up to 2,166,667 additional shares to Walker Digital. In addition, disclosure was added on page 25, to discuss the circumstances under which those shares are issuable. The Company has no commitment, or other obligation, at this time to register such additional shares for resale. If the Company does agree to do so in the future, the registration of such shares for resale would be the subject matter of a separate registration statement.

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

Selling Stockholders, page 14

14.	Expand to describe the transactions through which Messrs. Rapoport, Wagenheim, Dominitz, Cannon, Kutcher, Eiswerth, Prince, and Cugine, as well as Delavaco Holdings Inc. and PowerOne Capital Markets Limited, acquired their shares. Please identify each selling stockholder that is a broker-dealer or an affiliate of a broker-dealer. To the extent any selling stockholders are affiliates of broker-dealers, state whether at the time they acquired the shares they had any agreements, plans, or arrangements to dispose of the shares.

RESPONSE: As requested, the Company has expanded disclosure commencing on page 15 to describe the transaction and has identified those selling stockholders who are broker-dealers or affiliates of broker-dealers. The Company has also included disclosure that it has been informed that at the time the shares were acquired there were no agreements, plans, or arrangements to dispose of the shares.

15.	With respect to each of the selling stockholders who are offering shares of stock underlying outstanding warrants, please indicate the portion of the shares offered that are comprised of shares underlying warrants.

RESPONSE: As requested, such information has been added to the footnote disclosure commencing on page 18.

16.	Indicate the nature of any position, office, or other material relationship that each selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. For example, it appears that Mr. Dominitz served as a director of the company until September 30, 2012 and Mr. Wagenheim serves as Vice Chairman of the placement agent for the unregistered securities offering effected concurrently with the reverse merger transaction.

RESPONSE: As requested, such information has been disclosed on page 15.

17.	Identify the person or persons who exercise sole or shared voting or investment control over each legal entity listed, to the extent that information is not already provided. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: Based solely upon information provided by the selling stockholder, we have identified the person or persons who exercise sole or shared voting or investment control over each legal entity listed commencing on page 18.

Plan of Distribution, page 17

18.	We note you identify Broadband Capital Management, LLC as a selling stockholder that is a broker-dealer but do not list Broadband in the selling stockholder section. Please reconcile.

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

RESPONSE: We have deleted reference to Broadband Capital Management because it is no longer the holder of the shares. Broadband allocated the shares of common stock received as consideration for its financial advisory services in connection with the reverse merger to certain of its employees and others who assisted in identifying purchasers in the Placement as compensation. Those persons and entities that received shares have been identified as affiliates of a registered broker dealer, and are included as selling stockholders in the selling stockholder table.

Description of Securities, page 20

19.	Revise the introductory paragraph to eliminate the phrase “in its entirety” as your description of the securities in the prospectus must be materially complete without reference to the underlying instruments. Similar language on pages 1 and 70 should also be revised.

RESPONSE: The requested deletions have been made on pages 1, 25 and 81.

Description of Business, page 24

20.	Please provide support for your statements that:

•	Mr. Walker currently ranks as the world’s 11th most patented individual, on page 24;

•	Priceline.com and Synapse Group, Inc. have served more than 100 million consumers, generated billions in shareholder value and created thousands of new jobs, on page 24; and

•	the patent licensing system you are currently developing will transform the patent licensing industry, on page 25.

Alternatively, delete these claims.

RESPONSE: With respect to the first bullet, the support for the claim regarding Mr. Walker being the 11th living most patented individual, comes from the USPTO web site as reported on Wikipedia: http://en.wikipedia.org/wiki/List_of_prolific_inventors.

With respect to the second bullet, we have arrived at these statements based upon our analysis of publicly available information about Priceline.com on Yahoo! Finance and Synapse on its website. Regarding the shareholder value, Priceline’s market cap, as publicly reported, is $60B and Synapse was sold to Time Inc. for over $500M. Since they were both startups at one time, based upon currently available information, they have created billions in shareholder value for their respective companies. Priceline.com and Synapse Group are more than 30 years old. Priceline has 7,000 employees and Synapse has approximately 200 employees. Based upon the current number of employees, they have created thousands of new jobs since they commenced operations. We have deleted the reference to the number of customers.

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

The last bulleted statement above has been revised on page 30, so that it reflects our belief about the potential for the licensing system.

21.	Please discuss your intellectual property protection strategy as it relates to your workforce as a whole. Highlight the types of agreements you generally enter into with your employees and directors, especially those focused on research and development.

RESPONSE: We have added disclosure as requested on page 30. We do not enter into invention assignment or confidentiality agreements with our directors.

Partnerships, page 25

22.	Please expand your disclosure relating to the monetization of your patents through partnerships to clarify whether the historical revenues reported in the carve-out financial presentation include revenues generated through past partnerships. Discuss any general or specific plans relating to future partnerships. Please also provide corresponding information with respect to the $64 million of Walker Digital revenues referenced under the “Intellectual Property Enforcement” heading.

RESPONSE: As suggested, we have expanded our disclosure on page 30.

23.	Expand the second paragraph to state the extent to which the $100 million in revenues that Walker Digital received is based on patented technologies now owned by the registrant. Clarify whether any of the payments from the named companies related to licenses or other transfers of the technology rights that you now hold.

RESPONSE: As suggested, we have expanded our disclosure on page 30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

24.	Please enhance your disclosure of the events that led to your revenues and the events that caused your revenues to fluctuate from one period to the next. Focus your discussion on major customers who contributed a material portion of your revenues in any period. Explain the nature of these underlying agreements, whether sales transactions, licensing arrangements, or litigation settlements, and discuss the recurring or non-recurring nature of revenues generated by these customers. Specifically, clarify whether these agreements generate material recurring revenues in two or more periods. Lastly, please ensure you discuss any known trends or uncertainties that have had, or that you expect will have, a material favorable or unfavorable impact on revenues.

RESPONSE: As suggested, we have expanded our disclosure on page 59.

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

Directors and Executive Officers, page 55

25.	For all directors and executive officers that have retained roles with Walker Digital or its other subsidiaries, please describe whether the business activities of these entities will overlap or conflict with yours aid quantify the minimum portion of time that any such director or officer will devote to your business.

RESPONSE: We have included in the disclosure on page 61 that none of the activities with Walker Digital overlap or conflict with the Company’s business. We have also quantified how much time any such director or officer will devote to the Company.

Executive Compensation, page 59

26.	Clarify whether the amounts listed under the option awards column of your summary compensation table were computed in accordance with ASC Topic 718.

RESPONSE: We have included in the footnote on page 70 that the option awards were computed in accordance with ASC Topic 718.

27.	Please describe the amendment to your 2006 incentive plan, the purpose of the amendment, and the awards that were effected under the plan. With respect to the DEF 14C filed October 21, 2013, please note that Rule 14c-5(4) of the Exchange Act would not appear to be applicable when there is a known plan to confer awards under a new or revised benefit plan. For guidance, please see Telephone Interpretation N.10 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

RESPONSE: We have described the amendments to the 2006 incentive plan on page 71.

28.	We note your disclosure on page II-2 that you issued 1,325,776 shares of your common stock to Broadband Capital Management, LLC. If Broadband Capital Management, LLC is no longer a five percent or greater stockholder, in your response letter please describe the events that resulted in the reduction of its shares to an amount below the principal beneficial ownership disclosure threshold.

RESPONSE: As set forth in response to Comment 18, Broadband allocated all of the shares of common stock received as consideration for its financial advisory services in connection with the reverse merger to certain of its employees.

29.

We note that footnote 3 to the beneficial ownership table disclaims beneficial ownership by the individuals identified therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power. See

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

RESPONSE: To clarify, the Company did not issue the disclaimer of beneficial ownership set forth in footnote 3. The footnote 3 disclosure states that the information provided is based on a Schedule 13D filed by Genesis Opportunity Fund, LP on April 9, 2012. For the sake of clarity, on page 72 we have revised the sentence in which the disclaimer is made as follows: “As set forth in the Schedule 13D, each of Ethan Benovitz and Daniel Saks have disclaimed beneficial ownership of such securities.”

30.	In your response letter, please provide a discussion of how Genesis Capital Advisors, L LC acquired its shares.

RESPONSE: As reported in its Schedule 13D and the exhibits thereto, as filed with the Commission on April 9, 2012, (i) Genesis Asset Opportunity Fund L.P., with respect to which Genesis Capital Advisers, LLC is its investment manager, acquired 23,300 shares of common stock in open market purchases on February 14, 2012, and 150,000 shares of common stock in open market purchases on February 15, 2012 and (ii) Genesis Opportunity Fund L.P., with respect to which Genesis Capital Advisers, LLC is its investment adviser and general partner, acquired 150,000 shares of common stock in open market purchases on February 15, 2012, and 1,385,529 shares of common stock in a private transaction on March 29, 2012 with Brookdale Global Opportunity Fund and Brookdale International Partners, L.P.

Certain Relationships and Related Transactions, page 67

31.	We note your relationships with IP Navigation Group and Walker Digital. In separate paragraphs, succinctly describe the material terms of your engagement agreement with IP Navigation Group and your shared services agreement with Walker Digital, as well as the material terms of any and all amendments to either agreement. With regard to the engagement agreement, please ensure that you quantify the impact that the issuance of shares had on the payments the company otherwise would have been required to make and describe the cash payments that the company has made. Additionally, please file your engagement agreement as an exhibit. See Item 601(b)(10)(ii)(A).

RESPONSE: We have added disclosure as requested on page 78.

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

Compensation Committee Interlocks and Insider Participation, page 70

32.	In future filings, it appears that disclosure of related party transactions involving Mr. Walker and his affiliates will be required under this heading. See Item 407(e)(4) of Regulation S-K.

RESPONSE: We have revised the disclosure in this section to identify that Mr. Walker has engaged in related party transactions that have been disclosed and described in the section entitled, “Certain Relationships and Related Party Transactions” on page 78 of the prospectus.

Item 17. Undertakings, page II-8

33.	It appears you are required to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K. Please revise or advise.

RESPONSE: The additional undertaking has been included.

Signatures, page II-9

34.	Please revise to indicate that the company is signing the registration statement pursuant to the requirements of the Securities Act of 1933.

RESPONSE: The requested revision has been made.

Post-Effective Amendment Number 3 to Form S-1 filed October 17, 2013

35.	Please make corresponding revisions to your post-effective amendment to the extent that the above comments are applicable to that document. Also, give appropriate consideration to the applicability of these comments to your reverse merger Form 8-K filed September 24, 2013.

RESPONSE: The Company respectfully requests that it be permitted by the Staff to make corresponding revisions and file the post-effective amendment and the reverse merger Form 8-K at such time as all comments to this Form S-1 are cleared.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mark P. Shuman

U.S. Securities and Exchange Commission

December 13, 2013

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-407-4122 with any further questions.

Sincerely,

                                                                                /s/ Tahra Wright